UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 32786 / August 21, 2017

_____

In the Matter of   :
                                                                              :
Barings LLC   :
Barings Corporate Investors   :
Barings Participation Investors   :
Barings Global Short Duration High Yield Fund   :
Barings Funds Trust   :
MML Investment Advisers, LLC   :
MassMutual Premier Funds   :
MassMutual Select Funds   :
MML Series Investment Fund   :
MML Series Investment Fund II   :
Jeffries LLC   :
Jeffries Leveraged Credit Products, LLC   :
Jeffries International Limited   :
Barings Global Advisors Limited   :
                                                                              :
(File No. 812-14607)   :
_____:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 THEREUNDER

Barings LLC, et al. filed an application on February 2, 2016, and amendments to the application
on July 15, 2016, December 20, 2016 and May 12, 2017, requesting an order under sections 6(c)
and 17(b) of the Investment Company Act of 1940 (the "Act") exempting applicants from
section 17(a) of the Act, and under section 17(d) of the Act and rule 17d-1 thereunder permitting
certain transactions. The order permits certain registered management investment companies to
engage in: (1) certain primary and secondary market transactions in fixed-income securities
executed on a principal basis with certain affiliated persons of the registered management
investment companies; and (2) certain transactions in which such investment companies and
certain affiliated persons participate jointly or have a joint interest. The order applies only where
an affiliated person of such an investment company might be deemed an affiliated person of an
affiliated person of the investment company solely as a result of the formation of a joint venture

between the indirect parent company of certain advisers to the investment companies and the parent company of certain other affiliated persons of the investment companies.

On July 18, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32734). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 17(b) of the Act, that the relief requested by Barings LLC, et al. (File No. 812-14607) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary